Filed pursuant to Rule 253(g)(2)

File No. 024-12355

SUPPLEMENT NO 1. DATED APRIL 30, 2024 TO

OFFERING CIRCULAR DATED FEBRUARY 21, 2024

ERC COMMUNITIES 1, INC.

650 East Bloomingdale Avenue

Brandon, FL 33511

(813) 621-5000

EXPLANATORY NOTE

This Supplement No. 1 to the Offering Circular should be read in conjunction with the Offering Circular dated February 21, 2024, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular can be found HERE.

ERC Communities 1, Inc. (the “company”) has recently filed its annual report on Form 1-K, which contains more recent information on the company, including audited financial statements for the fiscal year ending on December 31, 2023. The Form 1-K can be found HERE.